Exhibit 99.1

Ardmore Shipping Announces Declaration of Dividend and Reminds Investors of Initial Dividend Reinvestment Plan Enrollment

HAMILTON, Bermuda--(BUSINESS WIRE)--April 15, 2015--Ardmore Shipping Corporation (NYSE:ASC) (“Ardmore” or the “Company”) today announced that its Board of Directors has declared a cash dividend of $0.10 per share for the quarter ending March 31, 2014. The cash dividend is payable on May 15, 2015 to all shareholders of record on April 30, 2015.

The DRIP, which Ardmore adopted on April 2, 2015, enables participants to obtain additional common shares of the Company by automatically reinvesting all or any portion of the cash dividends paid on common shares held by the DRIP participant.

Any beneficial holders of Ardmore’s common shares who are interested in participating in the DRIP are advised to contact their bank or brokerage firm representative for the appropriate enrollment procedures and respective deadlines for DRIP participation before the record date of April 30, 2015.

The DRIP will be administered through the Company’s transfer agent, Computershare Trust Company, N.A. (“Computershare”). Shareholders and other persons may obtain a copy of the DRIP prospectus and enrollment forms by contacting Computershare at (877) 373-6374, or visiting Computershare’s website at www.computershare.com/investor.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 to 50,300 deadweight tonnes. The Company provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT:
Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com
or
Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com